October 31, 2018

Lois K. Zabrocky
Chief Executive Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

       Re: International Seaways, Inc.
           Registration Statement on Form S-3
           Filed October 19, 2018
           File No. 333-227915

Dear Ms. Zabrocky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Jeffrey D. Karpf, Esq.